William S. Clarke, P.A.
attorney-at-law
65 South Main Street  -  suite A 202
pennington,  new  jersey   08534
__________

Telephone:  (609) 737-9090
Fax:  (609) 737-3223
E-Mail:  WSCPALAW@AOL.com

December 11, 2008

Via Facsimile and Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Attention:                                Anne Nguyen Parker, Branch Chief

Re:          GeoGlobal Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed June 10, 2008
File No. 001-32158
Staff Letter of Comment dated November 25, 2008

Dear Ms. Parker:

This will confirm receipt by my client, GeoGlobal Resources, Inc., of the staff’s letter of comment dated November 25, 2008.

Confirming my telephone conversation of Wednesday, December 10, 2008 with Ms. Carmen Moncada-Terry of the staff of the Division of Corporation Finance, my client expects to be able to respond to the staff’s comment letter no later than December 23, 2008.  We will contact you further if there should be any change in the date by which a response will be submitted.

Very truly yours,

/s/ William S. Clarke
William S. Clarke
WSC/ehf

cc:           Ms. Carmen Moncada-Terry
   Division of Corporation Finance
   Securities and Exchange Commission
Mr. Allan Kent
   Executive Vice President
   GeoGlobal Resources Inc.